NISOURCE/COLUMBIA
   STRAIGHTTALK    AUGUST 13, 1999


   DEAR COLUMBIA SHAREHOLDER:

        Monday's announcement that more than 60 percent of Columbia shares were tendered is a strong signal to Columbia's board that their owners want them to discuss our offer.

        Coming on the heels of Columbia's announcement of their strategic plan and enlarged buyback program, we think the tender result is nothing less than investors' rejection of Columbia's efforts to build shareholder value. Columbia has dismissed the tender results as not "particularly significant." We disagree, and thank you for your support.

        In this edition of STRAIGHT TALK, we present additional information regarding the tender results. We also report on a significant development on the litigation front and invite you to visit our new Web site devoted to the transaction.

        Our goal continues to be to negotiate a friendly transaction with Columbia's directors that will provide superior value to both companies' shareholders. We are fully committed to seeing this process through to a successful completion and are willing to increase our offer price if Columbia listens to its owners.

        As many of you know, we have extended our tender offer to midnight EST on October 15, 1999. If you have not already done so, please tender your shares now to reinforce your message that you want Columbia to deal seriously with our proposal. For information on how to tender your shares, please contact our information agent, Innisfree M&A, at 877-750-5837.

   Sincerely,




   Gary Neale
   Chairman, President, and Chief Executive Officer
   NiSource Inc.

   [Graphic of Map]

   COLUMBIA INVESTORS SPEAK: TENDER MORE THAN 60 PERCENT OF SHARES

        Columbia investors tendered 49,638,497 shares, representing more than 60 percent of Columbia's common shares outstanding, to NiSource's offer, which was scheduled to expire on August 6. Given the strong response from Columbia investors, NiSource extended its $68 per share cash tender offer to midnight EST on October 15, 1999.





        The tender was Columbia shareholders' first opportunity to express their desires directly to the Columbia Board. They want the board to fulfill its fiduciary obligations and negotiate NiSource's offer.

        As Nelson Woodard of Dreman Value Management told the
   INDIANAPOLIS STAR, "Our complaint is the company belongs to shareholders. For the (Columbia) chairman to continue to say
   (NiSource's bid) is a non-event speaks volumes that they think the company belongs to them. That bothers us."

        David Burks of Hilliard Lyons was also quoted in the article. "I would think, with that kind of percentage, it's not something
   (Columbia) can ignore," he said.

   NISOURCE TO BEGIN DISCOVERY IN COLUMBIA BUYBACK LAWSUIT

        NiSource's efforts in Delaware Chancery Court moved forward last week when the Court granted expedited discovery in NiSource's complaint to stop Columbia Energy Group from carrying out its enlarged share buyback program.

        NiSource will begin discovery--the exchange of documents and deposition of witnesses--promptly in anticipation of a September 21 court hearing. The deposition process will enable NiSource to question Columbia's management and Board members in depth regarding the motives behind their actions.

        In its complaint, filed on July 24, NiSource asserted that Columbia's expanded share repurchase plan works to the detriment of Columbia shareholders and is an illegal defensive measure to hinder NiSource's tender offer.

        According to Delaware law, unless NiSource acquires 85 percent of Columbia's outstanding shares, it is considerably more difficult to overcome Columbia board opposition to its acquisition attempt. Because Columbia's buyback has the potential to retire up to 8.25 percent of Columbia's common shares, it unlawfully threatens NiSource's efforts.

        Meanwhile, progress continues on NiSource's earlier Chancery court action, filed on June 24 and asking the Court to require
   Columbia Energy to reconvene its 1999 annual meeting to permit stockholders to elect Columbia's fifth Class III director. The case is in the discovery phase, and a hearing is expected in September.

   NISOURCE LAUNCHES NEW "YES2NISOURCE" WEB SITE

        NiSource launched a dedicated "Yes2NiSource" web site to provide a central source of timely and accurate information regarding its tender offer for Columbia Energy. The site is located at http://www.yes2nisource.com.





        NiSource intends the site to be a "one stop shop" for facts needed to make an informed judgment about its bid. Useful for both institutional and individual investors, the site's content includes:

   - "Compare NI-CG" - a digest of pertinent financial information, including a link to NiSource's financial community presentation about the offer;
   - "About the tender offer" - a description of and reasons for NiSource's bid;
   - "FAQ's" - answers to frequently asked questions about the combination of the two companies;
   - "Press releases" and "media tools" - access to NiSource press releases since the June 7 public disclosure of the company's offer; a NiSource fact sheet; picture of Chairman, President, and CEO, Gary Neale; the NiSource logo and video highlights of the company's 1999 Annual Meeting of Shareholders.

        The company's general Web site, http://www.nisource.com, contains detailed information on NiSource, its subsidiaries, community involvement, economic development, environmental initiatives, employment and other topics.






        ------------------------------------------------------------

                            FOR MORE INFORMATION

                           CALL DENNIS SENCHAK AT
                               219-647-6085 OR
                         VISIT WWW.YES2NISOURCE.COM
                                     OR
                              WWW.NISOURCE.COM

                      FOR INFORMATION ABOUT TENDERING
                       SHARES, CALL INNISFREE M&A AT
                                877-750-5837

         ----------------------------------------------------------






     ------------------------------------------------------------------

   This newsletter is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group.
   Such offer is made solely by the Offer to Purchase, dated June 25, 1999, as amended, and the related Letter of Transmittal. It is not being made to, and tenders will not be accepted from, holders of shares of Columbia common stock in any jurisdiction in which making or accepting such offer would not comply with law. In any jurisdiction where a licensed broker or dealer must make such offer, it shall be deemed made on behalf of NiSource Inc. by Credit Suisse First Boston or other registered brokers or dealers licensed in such jurisdiction. The offer may be extended beyond its October 15, 1999 expiration date. Any extension will be publicly announced no later than 9:00 a.m., New York City time, on the next business day. This newsletter does not constitute a solicitation of proxies from Columbia Energy Group's stockholders. Any such solicitation will be made only by separate proxy materials in compliance with Section 14(a) of the Securities Exchange Act.

                        ----------------------------